UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Alterity Therapeutics Limited

(Name of Issuer)

Ordinary shares (“Ordinary Shares”)

(Title of Class of Securities)

Q7739U108

(CUSIP Number)

Amit Shashank, Esq.

Life Biosciences LLC

75 Park Plaza, Level 3

Boston, MA 02116

Telephone No.: 857-400-9245

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Q7739U108

1	Names of Reporting Person Life Biosciences LLC

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 269,905,533

	8	Shared Voting Power None

	9	Sole Dispositive Power 269,905,533

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 269,905,533

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%*

14	Type of Reporting Person (See Instructions) OO

* This calculation is based on information publicly provided by the Issuer that 2,406,874,578 Ordinary Shares were outstanding as of July 2, 2021.

This Amendment No. 5 to Schedule 13D (the “Amendment”) is being filed by Life Biosciences LLC, a limited liability company organized under the laws of Delaware (the “Reporting Person” or “Life”), to amend the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on April 18, 2019, as amended on December 23, 2019, July 6, 2020, October 23, 2020 and November 24, 2020 (the “Schedule 13D”), with respect to the ordinary shares (the “Ordinary Shares”) of Alterity Therapeutics Limited (the “Issuer”).

Unless specifically amended hereby, the disclosure set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Schedule 13D.

This Amendment is being filed to reflect the issuance of additional Ordinary Shares by the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a) - (b)	The Reporting Person is the beneficial owner of 269,905,533 Ordinary Shares of the Issuer, representing approximately 11.2% of the outstanding Ordinary Shares of the Issuer based upon 2,406,874,578 Ordinary Shares outstanding as of July 2, 2021.

(c)	No transactions involving the Ordinary Shares of the Issuer were effected during the past sixty days by the Reporting Person.

(d)	To the knowledge of the Reporting Person, none of the persons set forth on Schedule I hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares.

(e)	Not applicable.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement, dated December 21, 2018, by and between the Issuer and Life (incorporated herein by reference to the Schedule 13D filed on April 18, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2021

LIFE BIOSCIENCES LLC

By:	/s/Amit Shashank, Esq.
Name:	Amit Shashank, Esq.
Title:	General Counsel

[Signature Page – Schedule 13D/A]

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS LIFE BIOSCIENCES LLC

The operating agreement of Life Biosciences LLC (the “Company”) provides that the Company’s directors shall constitute the managers for purposes of the Delaware Limited Liability Company Act and shall have authority to delegate their day-to-day management responsibilities to one or more officers of the Company. The name, function, citizenship and present principal occupation or employment of each of the Company’s directors and executive officers are set forth below. Unless otherwise indicated below, (i) each occupation set forth opposite an individual’s name refers to employment with Life Biosciences Inc. and (ii) the business address of each director and executive officer of the Company is 75 Park Plaza, Level 3, Boston, MA 02116.

Name	Relationship to Life Biosciences LLC	Present Principal Occupation	Citizenship

Mehmood Khan, MD	Executive Chairman	Executive Chairman	United States

Gerald McLaughlin	Chief Executive Officer and Director	Chief Executive Officer	United States

David Sinclair, PhD	Director	Professor of Genetics, Harvard Medical School	Australia

Ilan Stern	Director	Chief Investment Officer, 166 2nd LLC	United States

Bracken Darrell	Director	Chief Executive Officer, Logitech International S.A.	United States

Stuart Gibson	Director	Co-Chief Executive Officer, ESR Cayman Limited	United Kingdom

Brian Malone	Chief Financial Officer	Chief Financial Officer	United States and Republic of Ireland

Amit Shashank	General Counsel	General Counsel	United States